UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SILICOM LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-23288	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

14 Atir Yeda Street, Kfar Sava, Israel	4464323
(Address of principal executive offices)	(Zip Code)

Eran Gilad
Telephone: +972-9-764-4555

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Introduction

This Specialized Disclosure Report on Form SD ("Form SD") of Silicom Ltd. ("Silicom" or "we") for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended ("Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to "conflict minerals" as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as "necessary conflict minerals"). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country, collectively defined as the "Covered Countries."  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the necessary conflict minerals’ source and chain of custody as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered "DRC conflict free". In addition, conflict minerals that a registrant obtains from recycled or scrap sources are also considered "DRC conflict free."

We use the term "conflict free" in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Company Overview

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom's solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Silicom's innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom's products are used by major Cloud players, service providers, Telcos and original equipment manufacturers as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized CPE ("vCPE") and universal CPE devices at the edge. Silicom's product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Smart Card products which include smart server adapters such as redirector and switching cards, encryption and data compression hardware acceleration cards, FPGA based packet processing cards and compute blades which offer general compute capability in networking intensive environment, and Stand-Alone products, which include a family of CPE (Customer Premise Equipment), vCPE or Edge Networking Devices products.

Our products contain all 4 minerals which are defined by the Rule as Conflict Minerals.

Products

During this reporting period, we identified the products below that we manufactured or contracted to manufacture as containing necessary conflict minerals:

(i)	Server network interface cards with and without bypass (Server Adapters);

(ii)
Intelligent and programmable cards, with features such as encryption, acceleration, data compression, redirection and switching, packet processing, time stamping, packet capture solutions, FPGA based ultra-low latency solutions, other offload features and/or compute blades (Smart Cards); and

(iii)	Stand-alone Products: CPE and vCPE edge devices for SD-WAN and NFV deployments, Networking Targeted Appliances, Bypass Switches and Intelligent Bypass Switches.

The products detailed above constitute all products and product lines that we manufactured or sub-contracted to manufacture in the 2017 calendar year. Accordingly, we determined that none of our products qualified as "DRC conflict free" in the 2017 calendar year.

Overview of Silicom's Conflict Minerals Program

As a product manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them.  We design the manufacturing processes to build those products and in some cases, design the detailed materials to manufacture those products. As a result, we know that conflict minerals (tantalum, tin, tungsten and gold, also referred to as "3TG") are necessary to the functionality or production of all of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Conflict Minerals Sourcing Policy

Silicom's policy with respect to the sourcing of conflict minerals is as follows:

Silicom expects its suppliers to have in place policies and due diligence measures that will enable it to reasonably assure that products and components supplied to it containing conflict minerals are DRC conflict free. Silicom expects its suppliers to comply with the Global e-Sustainability Initiative and with the Responsible Business Alliance (RBA) (formerly the Electronic Industry Citizenship Coalition) Code of Conduct and conduct their business in alignment with Silicom's supply chain responsibility expectations.
 In support of this policy, Silicom will:

•
Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

•	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm the 3TG in our supply-chain is DRC conflict free.

•	Collaborate with its suppliers and others on industry-wide solutions to enable products that are DRC conflict free.

•	Commit to transparency in the implementation of this policy by making available reports on its progress to relevant stakeholders and the public.

The full text of our Conflict Minerals Sourcing Policy is available at http://www.silicom-usa.com/conflict-minerals/.   The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Although our hardware products contain conflict minerals, Silicom does not purchase any conflict minerals directly from mines and is many steps removed in the supply chain from the mining of the conflict minerals. We purchase materials used in our products from our suppliers and some of those materials contribute necessary conflict minerals to our products and/or production process. The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners (sometimes referred to as "facilities") are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores. We rely on our direct suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

During the last several years proofing of being conflict-free supplier has become major consideration in choosing new supplier.

Silicom has well established and structurized process of new supplier approval, when information about conflict minerals is necessary for supplier approval.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01          Conflict Minerals Disclosure and Report

Description of Reasonable Country of Origin Inquiry ("RCOI") Efforts

Below is a description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries during 2017.

We conducted an analysis of our production process and end products and found that 3TG are used in certain of our products.

For 2017, we have conducted a supply chain survey with all the direct vendors from whom we purchase our products to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template ("CMRT"), an industry standard template for conflict minerals reporting designed by the Responsible Minerals Initiative ("RMI") (formerly the Conflict Free Sourcing Initiative, or CFSI). However, as a result of the complexity of our products and the constant evolution of our supply chain, it is difficult to identify sub-tier suppliers downstream from the direct vendors from whom we purchase our products.

Vendors who are relevant for the survey were thoroughly chosen using following process:

1.	A list of all vendors from which Silicom purchases its products was generated from our ERP system. The total number of vendors was 747.

2.
Irrelevant vendors were then eliminated from the list mentioned above. Irrelevant vendors are defined as those who (a) do not provide goods, but rather provide services, office supplies, infrastructure services, etc.; (b) do not provide goods that are part of our products (i.e. packaging); (c) supply components or materials that do not, by their nature, contain 3TG materials (i.e. paper labels, glue, etc.); (d) inactive suppliers (i.e. those from whom Silicom purchased no supplies in 2017). After such elimination we remained with 228 vendors.

3.	Silicom sent requests to such 228 vendors that were active vendors during 2017.

Silicom requested such vendors to complete a conflict minerals survey, based on the CMRT.

The CMRTs that we received were checked and verified. In case of non-conformance – Silicom contacted vendors in order to receive action plan, defining the way to remove those non-compliant smelters from their supply chain.

The supply chain survey requests direct vendors to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Silicom. We received responses from our vendors, representing over 99.9% of our total direct spend with our vendors during 2017. We compared the smelters and refiners identified in the surveys against the lists of facilities which have received a "conflict free" designation by the RMI. Those designations provide country of origin information on the conflict minerals sourced by such facilities (such as third party software provider's database).

Non-responsive vendors were contacted a minimum of three times by the Silicom Sustainability Team in direct communications by email and telephone.

Vendor responses were examined and the quality and relevance of their answers were verified when required, including by validation of all CMRTs which were provided to Silicom. The goal of data validation was to increase the accuracy of the responses that were provided to Silicom and identify any discrepancies and contradictory answers in the CMRTs.

As of May 22, 2018, there were 17 invalid supplier submissions, which were identified as such due to, among other things, incorrect smelter names or invalid CID identification numbers.

When a smelter or refiner in our supply chain was not listed as having received a “conflict free” designation, we asked our vendors to proactively contact such facility and requested country of origin information for the necessary conflict minerals that it processed.  In addition, we are taking all measures that we deem fit to replace such vendors by others – who are declared as conflict-free. We documented country of origin information for the smelters and refiners identified by the supply-chain survey.

There is a significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures performed were based on the findings of RCOI and are discussed further in the Conflict Minerals Report filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at http://www.silicom-usa.com/conflict-minerals/ as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02          Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01          Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Silicom Ltd.
(Registrant)

/s/Daniel Cohen By: Daniel Cohen, VP Operations	May 23, 2018 (Date)